March 28, 2025

Via EDGAR

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3233

Attention: Ruairi Regan

Re:	SmartStop Self Storage REIT, Inc. Registration Statement on Form S-11, as amended File No. 333-264449
Acceleration Request
Requested Date: April 1, 2025
Requested Time: 4:00 P.M. Eastern Time

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of SmartStop Self Storage REIT, Inc. (the “Company”) that the effective date of the Company’s Registration Statement on Form S-11 (File No. 333-264449), as amended, be accelerated to April 1, 2025 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: March 24, 2025 through the date hereof.

(ii)   Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure the adequate distribution of the preliminary prospectus.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

KeyBanc Capital Markets Inc.

BMO Capital Markets Corp.

Truist Securities, Inc.

As Representatives of the Underwriters

J.P. Morgan Securities LLC

By:	/s/ Samantha Carter
Name: Samantha Carter
Title: Vice President

Wells Fargo Securities, LLC

By:	/s/ Rohit Mehta
Name: Rohit Mehta
Title: Managing Director

KeyBanc Capital Markets Inc.

By:	/s/ Jaryd Banach
Name: Jaryd Banach
Title: Managing Director, Head of REGAL ECM

BMO Capital Markets Corp.

By:	/s/ Eric Benedict
Name: Eric Benedict
Title: Co-Head, Global Equity Capital Markets

Truist Securities, Inc.

By:	/s/ West Riggs
Name: West Riggs
Title: Managing Director